Exhibit 99.2
Liggett Group LLC and
Subsidiaries
Consolidated Financial Statements
As of December 31, 2008 and 2007
and for each of the three years
ended December 31, 2008, 2007 and 2006

Liggett Group LLC and Subsidiaries
Index
December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Consolidated Balance Sheets	2-3

Consolidated Statements of Operations	4

Consolidated Statement of Member’s Investment	5

Consolidated Statements of Cash Flows	6-7

Notes to Consolidated Financial Statements	8-43

Consolidated Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts	44

Report of Independent Registered Public Accounting Firm
To the Managers and the
Member of Liggett Group LLC:
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Liggett Group LLC and its subsidiaries (the “Company”), a wholly-owned subsidiary of Vector Group, Ltd., at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit and other post retirement plans in 2006 and 2008 and the manner for which it accounts for uncertain tax positions in 2007.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
March 2, 2009

Liggett Group LLC and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

(in thousands of dollars)	2008	2007
Assets
Current assets
Cash and cash equivalents	$977	$641
Accounts receivable
Trade, less allowances of $240 and $107, respectively	9,070	2,726
Related parties	12,233	7,548
Other	674	284
Inventories	87,771	82,427
Restricted assets	2,652	—
Deferred taxes	746	333
Other current assets	1,162	1,786

Total current assets	115,285	95,745

Property, plant and equipment, net	42,642	43,976
Prepaid pension costs	2,901	42,084
Restricted assets	2,580	4,765
Due from related parties	1,335	1,093
Deferred taxes	870	883
Other assets	12,824	12,361

Total assets	$178,437	$200,907

The accompanying notes are an integral part of these consolidated financial statements.

Liggett Group LLC and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

(in thousands of dollars, except share amounts)	2008	2007
Liabilities and Member’s Investment
Current liabilities
Current portion of long-term debt	$3,944	$4,419
Revolving credit facility	19,515	14,782
Current portion of pension plans and post-retirement	1,050	1,100
Accounts payable — trade	3,610	4,497
Accrued promotional expenses	9,542	8,562
Income taxes payable	11,838	12,096
Other accrued taxes, principally excise taxes	6,990	5,315
Estimated allowance for sales returns	3,000	2,600
Settlement accruals	18,577	9,781
Deferred taxes	10,892	3,739
Other current liabilities	3,108	2,781

Total current liabilities	92,066	69,672

Long-term debt, less current portion	11,653	13,064
Non-current employee benefits	23,178	14,336
Deferred income taxes	884	11,321
Other long-term liabilities	12,829	8,160

Total liabilities	140,610	116,553

Commitments and contingencies (Note 11)

Member’s Investment
Contributed capital	67,088	69,453
Accumulated other comprehensive (loss) income	(29,261)	3,528
Retained earnings	—	11,373

Total member’s investment	37,827	84,354

	$178,437	$200,907

The accompanying notes are an integral part of these consolidated financial statements.

Liggett Group LLC and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007, and 2006

(in thousands of dollars)	2008	2007	2006
Revenues *	$529,091	$515,979	$472,764

Expenses
Cost of goods sold	326,682	325,276	302,746
Operating, selling, administrative and general expenses	51,147	50,555	44,632
Management fees paid to Vector Group Ltd.	7,439	7,169	6,912
Net gain on sale of assets	(335)	(443)	(2,217)
Restructuring and impairment charges	(35)	(78)	208

Operating income	144,193	133,500	120,483

Other income (expenses)
Interest income	848	1,334	964
Interest expense	(1,595)	(1,075)	(1,411)

Income before income taxes	143,446	133,759	120,036

Income tax provision	(55,074)	(49,749)	(36,597)

Net income	$88,372	$84,010	$83,439

*	Revenues and cost of goods sold include excise taxes of $145,958, $152,588, and $147,992 for the years ended

December 31, 2008, 2007, and 2006, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Liggett Group LLC and Subsidiaries
Consolidated Statement of Member’s Investment
Years Ended December 31, 2008, 2007, and 2006

		Accumulated
		Other	Retained
	Contributed	Comprehensive	Earnings/
(in thousands of dollars, except share data)	Capital	Income (Loss)	(Deficit)	Total
Balance at January 1, 2006	$69,453	$(11,621)	$—	$57,832

Net income	—	—	83,439	83,439
Change in accumulated minimum pension liability, net of taxes	—	9,828	—	9,828
Change in fair value of forward contracts, net of taxes	—	254	—	254

Total comprehensive income	—	—	—	93,521

Adoption of SFAS No. 158	—	(5,831)	—	(5,831)
Distributions	—	—	(79,533)	(79,533)

Balance at December 31, 2006	69,453	(7,370)	3,906	65,989

Net income	—	—	84,010	84,010
Pension related minimum liability adjustments, net of taxes	—	10,877	—	10,877
Change in fair value of forward contracts, net of taxes	—	21	—	21

Total comprehensive income	—	—	—	94,908

Other	—	—	(10)	(10)
Distributions	—	—	(76,533)	(76,533)

Balance at December 31, 2007	69,453	3,528	11,373	84,354

Net income	—	—	88,372	88,372
Change in pension related amounts, net of taxes	—	(32,813)	—	(32,813)
Change in fair value of forward contracts, net of taxes	—	35	—	35

Total comprehensive income	—	—	—	55,594

Adoption of SFAS No. 158 measurement date	—	(11)	740	729
Distributions	(2,365)	—	(100,485)	(102,850)

Balance at December 31, 2008	$67,088	$(29,261)	$—	$37,827

The membership interests are pledged as collateral for Liggett Group LLC’s guarantee of Parent Company’s debt. See Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

Liggett Group LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007, and 2006

(in thousands of dollars)	2008	2007	2006
Cash flows from operating activities
Net income	$88,372	$84,010	$83,439
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,766	7,129	6,838
Deferred income taxes	(3,684)	4,027	853
Gain on sale of assets	(335)	(443)	(2,217)
Restructuring charges, changes in estimates	(35)	(78)	208
Cash payments on restructuring liabilities	(88)	(148)	(1,028)
Changes in assets and liabilities
Trade accounts receivable	(6,344)	12,015	(3,080)
Related party receivable	(4,927)	4,670	1,568
Other receivables	(390)	541	(399)
Inventories	(5,344)	311	(20,306)
Income taxes payable	(258)	5,850	(9,225)
Other assets	(1,145)	(1,040)	47
Accounts payable, trade	(1,085)	(105)	1,202
Accrued expenses	12,301	(38,160)	17,119
Employee benefits	15,893	(9,950)	(5,803)
Other long-term liabilities	4,669	4,238	3,076
Change in book overdraft	198	(179)	759

Net cash provided by operating activities	104,564	72,688	73,051

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	404	926	2,496
Decrease (increase) in restricted assets	1,054	47	(1,585)
Increase in cash surrender value of life insurance policies	(230)	(251)	(218)
Capital expenditures	(5,453)	(3,878)	(8,818)

Net cash used in investing activities	(4,225)	(3,156)	(8,125)

The accompanying notes are an integral part of these consolidated financial statements.

Liggett Group LLC and Subsidiaries
Consolidated Statements of Cash Flows (continued)
Years Ended December 31, 2008, 2007, and 2006

(in thousands of dollars)	2008	2007	2006
Cash flows from financing activities
Repayments of debt	(4,631)	(4,752)	(8,573)
Proceeds from the issuance of debt	2,745	9,576	7,922
Deferred finance charges	—	(79)	(100)
Borrowings under revolving credit facility	531,251	537,791	514,739
Repayments under revolving credit facility	(526,518)	(534,995)	(502,753)
Distributions	(102,850)	(76,533)	(79,533)

Net cash used in financing activities	(100,003)	(68,992)	(68,298)

Net increase (decrease) in cash and cash equivalents	336	540	(3,372)

Cash and cash equivalents
Beginning of year	641	101	3,473

End of year	$977	$641	$101

Supplemental disclosures of cash flow information
Cash payments during the period for

Interest	$1,595	$999	$1,330

Income taxes	$39	$457	$1,158

Tax sharing payments to Parent	$39,100	$47,190	$46,275

Supplemental schedule of non-cash investing and financing activities
•	Liggett recorded other comprehensive loss of ($32,813) (net of tax) in 2008 and of $10,877 (net of tax) and $9,828 (net of tax) in other comprehensive income during 2007 and 2006, respectively, in relation to certain of its pension plans (Note 6). In 2008, 2007 and 2006, Liggett recorded $35 (net of taxes), $21 (net of taxes) and $254 (net of taxes), respectively, in comprehensive income in relation to the change in fair value of forward contracts.
The accompanying notes are an integral part of these consolidated financial statements.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
1.	Basis of Presentation
Liggett Group LLC (“Liggett” or the “Company”) is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), all of whose membership interests are owned by Vector Group Ltd. (“Vector”). Liggett is engaged primarily in the manufacture and sale of discount cigarettes, principally in the United States. Certain management and administrative functions are performed by affiliates (Notes 12 and 13).
Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.
Liggett Vector Brands Inc. (“Liggett Vector Brands”), a company related through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to Liggett.
Vector and VGR are holding companies and as a result do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments and VGR relies on distributions from its other subsidiaries, including Liggett, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which will require interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Liggett, and proceeds, if any, from Vector’s future financings. During 2008, 2007 and 2006, Liggett made distributions of $102,850, $76,533 and $79,533, respectively, to VGR.
11% Senior Secured Notes due 2015
In August 2007, Vector sold $165,000 of its 11% Senior Secured Notes due 2015 (the “Senior Secured Notes”) in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. On May 28, 2008, Vector completed an offer to exchange the Senior Secured Notes for an equal amount of newly issued 11% Senior Secured Notes due 2015. The new Senior Secured Notes have substantially the same terms as the original notes, except that the new Senior Secured Notes have been registered under the Securities Act.

The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by all of the wholly-owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Liggett. Liggett’s consolidated balance sheet, statement of operations and statement of member’s investment as of December 31, 2008 do not reflect any amounts related to these Notes as the debt is not acquisition related.
The Senior Secured Notes are due with a lump sum payment of $165,000 in 2015. Annual interest charges are estimated to be approximately $18,000 throughout the term of the debt. It is anticipated that the majority of these payments will be funded by Liggett’s operations.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
Additional Parent Company Notes
As of December 31, 2008, Vector has debt with a principal amount of approximately $221,864 in addition to the Senior Secured Notes of $165,000 previously discussed. This $221,864 is not reflected in Liggett’s consolidated financial statements as these obligations are not collateralized by the Liggett assets nor has Liggett guaranteed these obligations. It is anticipated that the majority of the payments on this $221,864 will be funded by Liggett’s operations.
In addition to the $165,000 and $221,864, the Company may have to fund certain deferred tax liabilities (Note 7).
General Corporate Expenses
General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on the relative specific identification and the relative percentage of the Company’s revenues and headcount to Vector’s total cost. All of these allocations are reflected in management fees paid to Vector in the Company’s consolidated statements of operations of $7,439, $7,169 and $6,912 in 2008, 2007 and 2006, respectively.
The Company and Vector considered these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone company in 2006, 2007 and 2008 would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Vector and the costs the Company would have incurred on a stand-alone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2006, 2007, and 2008.
2.	Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Liggett and its wholly-owned subsidiaries, Eve Holdings Inc., 100 Maple LLC and Liggett & Myers Holdings Inc.
Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2008 and 2007 and the reported amounts of revenues and expenses during the three years ended December 31, 2008, 2007 and 2006 respectively. Significant estimates subject to material changes in the near term include restructuring and impairment charges, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, settlement accruals, actuarial assumptions of pension plans, Master Settlement Agreement (“MSA”) liabilities,

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
inventory valuation accounts and litigation and defense costs. Actual results could differ from those estimates.
Cash and Cash Equivalents
The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value. Management considers cash and cash equivalents to include cash on hand, amounts on deposit in banks, and highly liquid investments with maturity dates when purchased of three months or less. Bank deposits are held in several financial institutions. Those financial institutions are each insured by the Federal Deposit Insurance Corporation (“FDIC”) for deposits in each bank account up to $250 and $100 at December 31, 2008 and 2007, respectively. The carrying amount of bank deposits, including amounts classified as cash and cash equivalents, were approximately $977 and $641 at December 31, 2008 and 2007, respectively. Bank deposits of approximately $350 and $230 at December 31, 2008 and 2007, respectively, are insured by the FDIC. The remaining net balance of approximately $627 at December 31, 2008, was uninsured and uncollateralized.
Accounts Receivable
Accounts receivable-trade is recorded at their net realizable value. The allowance for doubtful accounts and cash discounts was $240 and $107 at December 31, 2008 and 2007, respectively.
Inventories
Inventories are valued at the lower of cost or market with cost determined using the last-in, first-out method. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for aging, they are included in current assets, which is common practice in the cigarette industry. It is not practicable to determine the amount that will not be used or sold within one year.
Restricted Assets
Restricted assets of $2,652 at December 31, 2008 were classified as current assets. This balance consisted of cash collateral for bonds posted in connection with the appeal filed in an individual smoker case in 2005 and deposits associated with financed equipment. Long-term restricted assets of $2,580 at December 31, 2008 consisted of deposits associated with financed equipment and the long-term portion of an office lease letter of credit in 2006. Restricted assets of $4,765 at December 31, 2007 consisted of deposits associated with financed equipment, a bond collateralized by cash posted in connection with the appeal filed in an individual smoker case in 2005 and the long-term portion of an office lease letter of credit in 2006.
Property, Plant and Equipment
Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which are 20 years for buildings and four to ten years for machinery and equipment.
Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.
Under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company is required to review long-lived assets for impairment whenever events or changes in

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
circumstances indicate that the carrying amount of an asset may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment against their related future undiscounted cash flows. If the carrying value is greater than such cash flows, then impairment is deemed to exist. The amount of any impairment is determined by comparing the long-lived asset’s carrying value against its fair value, which is determined using discounted future cash flows.
Other Assets
Included in other current assets are point-of-sale materials of $635 and $216 as of December 31, 2008 and 2007, respectively. The remaining balances of $527 and $1,570 at December 31, 2008 and 2007, respectively, relate to prepaid expenses and deposits.
Other non-current assets include spare parts for property, plant and equipment of $4,685 and $4,391, net of reserves of $1,060 and $1,175, as of December 31, 2008 and 2007, respectively.
Deferred financing charges of $152 and $201 as of December 31, 2008 and 2007, respectively, relate to the Company’s debt agreement with Wachovia Bank, N.A. and have been recorded as other assets. The Company recognized amortization expense of $48 in 2008, $49 in 2007, and $137 in 2006 related to deferred finance charges.
The remaining balances of $7,987 and $7,769 at December 31, 2008 and 2007, respectively, relate primarily to other receivables, pre-paids, and deposits on financed equipment.
Revenue Recognition
Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries. Certain sales incentives, including buydowns, are classified as reductions of net sales in accordance with the FASB’s Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” In accordance with EITF Issue No. 06-3, “How Sales Taxes Should be Presented in the Income Statement (Gross versus Net)”, the Company’s accounting policy is to include federal excise taxes in revenues and cost of goods sold. Such revenues and cost of goods sold totaled $145,958, $152,588 and $147,992 for the years ended December 31, 2008, 2007 and 2006, respectively. Since the Company’s primary line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.
Shipping and Handling Fees and Costs
Shipping and handling fees related to sales transactions are not billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $3,914, $4,083 and $3,962 for 2008, 2007 and 2006, respectively, are recorded in selling, general and administrative expenses.
Advertising Costs
Advertising and related agency costs are expensed as incurred and were $1,173, $1,186 and $896 for the years ended December 31, 2008, 2007 and 2006, respectively. These costs are recorded as selling, general and administrative expenses.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
Research and Development Costs
Research and development costs are expensed as incurred, and were $1,028, $952 and $1,011 for the years ended December 31, 2008, 2007 and 2006, respectively.
Stock-Based Compensation
The Company through an affiliate, accounts for employee stock compensation under SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires companies to measure compensation cost for share-based payments at fair value.
Employee Benefits
The Company sponsors a postretirement benefit plan and records an actuarially determined liability and charges operations for the estimated cost of postretirement benefits for current employees and retirees.
The cost of providing retiree pension benefits, health care and life insurance benefits is actuarially determined and accrued over the service period of the active employee group. On September 29, 2006, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued. SFAS No. 158 requires, among other things, the recognition of the funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. The Company adopted SFAS No. 158 as of December 31, 2006 and, in accordance with SFAS No. 158, changed its measurement date for the funded status of the plans from September 30 to December 31, 2008. (See Note 6.)
Reclassifications
Certain amounts in 2007 have been reclassified to conform to the 2008 presentation as $1,100 has been reclassified from “Other current liabilities” to “Current portion of pension and post-retirement benefits” on the Consolidated Balance Sheet. Also, the current related party receivable balance was increased from $2,884 to $7,548 at December 31, 2007 with the corresponding reduction in the non-current due from related parties balance.
Income Taxes
The Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)”, on January 1, 2007. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.
Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets.
Liggett’s U.S. income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company’s entities currently join in the filing of a consolidated U.S. tax return with Vector and its other U.S. subsidiaries.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
Legal Costs
The Company records product liability legal expenses and other litigation costs as selling, general and administrative expenses as those costs are incurred. As discussed in Note 11, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against Liggett.
The Company records provisions in its consolidated financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Management is unable to make a reasonable estimate with respect to the amount or range of loss that could result from an unfavorable outcome of pending smoking-related litigation or the costs of defending such cases, and, except in the case of one claim currently pending against the Company, no amounts have been provided in the Company’s consolidated financial statements for unfavorable outcomes, if any. Litigation is subject to many uncertainties, and it is possible that the Company’s consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such smoking-related litigation.
Distributions and Dividends on Common Stock
The Company records distributions on its common stock as dividends in its consolidated statement of member’s investment to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital.
Comprehensive Income
Other comprehensive income is a component of member’s investment and relates to pension related adjustments and the change in the estimated fair value of forward contracts.
The components of accumulated other comprehensive income (loss), net of taxes, were as follows at December 31:

	2008	2007
Forward contracts adjustment, net of taxes of $189 and $215, respectively	$(289)	$(324)
Pension-related amounts, net of taxes of $17,939 and $2,389, respectively	(28,972)	3,852

Accumulated other comprehensive income (loss)	$(29,261)	$3,528

This forward contract relates to a prior contract no longer open at December 31, 2008 and 2007, respectively. It is being amortized over the life of the fixed asset originally associated with the contract.
Fair Value of Financial Instruments
The carrying amount of borrowings outstanding under the variable rate revolving credit facility and other long-term debt is a reasonable estimate of fair value, based upon estimated current borrowing rates for loans with similar terms and maturities. The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

	December 31,		December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Cash and cash equivalents	$977	$977	$641	$641
Restricted assets	5,232	5,232	4,765	4,765

Financial liabilities
Notes payable and long-term debt	35,112	35,553	32,265	31,956

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
New Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of SFAS No. 157. The Company has not elected to use the fair value option.
In December 2007, the FASB issued SFAS No. 141(R), a revised version of SFAS No. 141, “Business Combinations.” The revision is intended to simplify existing guidance and converge rulemaking under U.S. Generally Accepted Accounting Principles (“GAAP”) with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The new standard also converges financial reporting under U.S. GAAP with international accounting rules. The Company will adopt SFAS No. 141(R) on its consolidated financial statements for acquisitions, if any, occurring after December 31, 2008.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133.” SFAS No. 161 seeks qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in hedged positions. SFAS No. 161 also seeks enhanced disclosure around derivative instruments in financial statements, accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and how hedges affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for the Company as of January 1, 2009 and the Company does not expect the adoption of SFAS No. 161 to have a material impact on its consolidated results of operations, financial position or cash flows.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
3.	Concentrations of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.
Liggett’s customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Excluding related parties, one customer accounted for approximately 10.0%, 9.9% and 12.4% of Liggett’s revenues in 2008, 2007 and 2006, respectively, and accounts receivable of approximately $3,169 and $26 at December 31, 2008 and 2007, respectively. Sales to this customer were primarily in the private label discount segment. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers, located primarily throughout the United States, comprising Liggett’s customer base. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. Liggett maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s expectations.
4.	Inventories
Inventories consist of the following at December 31:

	2008	2007
Leaf tobacco	$48,252	$41,380
Other raw materials	5,128	4,847
Work-in-process	311	649
Finished goods	42,023	41,115

Inventories at current cost	95,714	87,991

LIFO adjustment	(7,943)	(5,564)

	$87,771	$82,427

The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. Liggett had leaf tobacco purchase commitments of approximately $8,658 at December 31, 2008. During 2007, the Company entered into a single source supply agreement for fire safe cigarette paper through 2012.
In 2008 and 2007, the income statement effect of LIFO layer creation was $2,379 and $1,942, respectively, due primarily to increasing tobacco costs and in 2006 the income statement effect of LIFO layer liquidation was $790.
The Company classifies the prepaid cost of the MSA in ending inventory. The prepaid cost of MSA was $13,893 and $13,798 at December 31, 2008 and 2007, respectively.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
5.	Property, Plant and Equipment
Property, plant and equipment consists of the following at December 31:

	2008	2007
Land and land improvements	$1,418	$1,418
Buildings	13,747	13,747
Construction-in-progress	731	1,151
Machinery and equipment	77,876	74,812

Property, plant and equipment	93,772	91,128
Less accumulated depreciation	(51,130)	(47,152)

Property, plant and equipment, net	$42,642	$43,976

Depreciation expense for the years ended December 31, 2008, 2007, and 2006 was $6,718, $7,080, and $6,665, respectively. Future machinery and equipment purchase commitments were $1,072 at December 31, 2008.
In February 2001, Liggett sold a warehouse facility in a sale-leaseback arrangement which resulted in a deferred gain of $1,139, to be amortized over the 15-year lease back term. The lease provided the owner an early termination option which was exercisable for $1,500. The owner exercised that option in April 2006, and Liggett vacated the premises effective December 31, 2006. Effective December 31, 2006, Liggett recognized $2,217 of income related to recognition of the unamortized portion of the original deferred gain on sale and early termination option payments received by Liggett from the owner.
During 2006, Liggett Vector Brands (Note 13), an affiliate of Liggett, recognized an impairment charge of $324 associated with its decision to dispose of an asset to an unrelated third party. The impairment charge was expensed within the restructuring and impairment line on the income statement during 2006. The asset was sold in the fourth quarter of 2006.
6.	Employee Benefits Plans
Defined Benefit Plans
Liggett sponsors three defined benefit pension plans (two qualified and one non-qualified) covering virtually all individuals who were employed by Liggett on a full-time basis prior to 1994. Future accruals of benefits under these three defined benefit plans were frozen between 1993 and 1995. These benefit plans provide pension benefits for eligible employees based primarily on their compensation and length of service. Contributions are made to the pension plans in amounts necessary to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The plans’ assets and benefit obligations were measured at September 30, 2007 and December 31, 2008.
Postretirement Medical and Life Plans
The Company provides certain postretirement medical and life insurance benefits to certain employees. Substantially all manufacturing employees as of December 31, 2008 are eligible for

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
postretirement medical benefits if they reach retirement age while working for Liggett or certain affiliates. Retirees are required to fund 100% of participant medical premiums and, pursuant to union contracts, Liggett reimburses approximately 450 hourly retirees, who retired prior to 1991, for Medicare Part B premiums. In addition, an affiliate provides life insurance benefits to approximately 225 active employees and 500 retirees who reach retirement age and are eligible to receive benefits under one of the Company’s defined benefit pension plans. The Company’s postretirement liabilities are comprised of Medicare Part B and life insurance premiums

Computation of Defined Benefit and Postretirement Benefit Plan Liabilities

On September 29, 2006, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued. SFAS No. 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the Company’s consolidated balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credit and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income (loss) in the Company’s consolidated statement of member’s investment. Additional minimum pension liabilities (“AML”) and related intangible assets are also derecognized upon the adoption of SFAS No. 158, which requires initial application for fiscal years ending after December 15, 2006.

The following table summarizes amounts in accumulated other comprehensive (income) loss that are expected to be recognized as components of net periodic benefit cost (credit) for the year ended December 31, 2009.

Defined
	Benefit	Post -
	Pension	Retirement
	Plan	Plans	Total
Actuarial loss (gain)	$2,136	$(163)	$1,973
The following provides a reconciliation of benefit obligations, plan assets and the funded status of the pension plans and other postretirement benefits:

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

			Other
	Pension Benefits		Postretirement Benefits
(in thousands of dollars)	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation at January 1	$(133,179)	$(141,415)	$(9,836)	$(10,295)
Adjustments due to adoption of FAS 158 measurement date provisions:
Service and interest cost during gap period	(2,080)	N/A	(151)	N/A
Gap period cash flow	3,191	N/A	194	N/A
Service cost	(458)	(439)	(14)	(18)
Interest cost	(7,862)	(7,832)	(591)	(591)
Benefits paid	12,583	12,990	642	770
Time contractual termination benefits	—	(632)	—	—
Actuarial gain	3,955	4,149	1,013	298

Benefit obligation at December 31	$(123,850)	$(133,179)	$(8,743)	$(9,836)

Change in plan assets
Fair value of plan assets at January 1	$169,465	$157,499	$—	$—

Adjustments due to adoption of FAS 158 measurement date provisions:
Gap period cash flow	(3,278)	—	—	—
Actual return on plan assets	(42,810)	24,597	—	—
Contributions	472	359	643	770

Benefits paid	(12,583)	(12,990)	(643)	(770)

Fair value of plan assets at December 31	$111,266	$169,465	$—	$—

Funded status at December 31	$(12,584)	$36,286	$(8,743)	$(9,836)

Amounts recognized in the balance sheet:
Prepaid pension cost	$2,901	$42,084	$—	$—
Other accrued expenses	(379)	(530)	(701)	(768)
Non-current employee benefit liabilities	(15,106)	(5,268)	(8,042)	(9,068)

Net amounts recognized	$(12,584)	$36,286	$(8,743)	$(9,836)

				Other
	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Actuarial assumptions
Discount rates — benefit obligation	6.75%	6.25%	5.85%	6.75%	6.25%	5.85%
Discount rates — service cost	6.25%	5.85%	5.68%	6.25%	5.85%	5.68%
Assumed rates of return on invested assets	7.50%	8.50%	8.50%	—	—	—
Salary increase assumptions	N/A	N/A	N/A	3.00%	3.00%	3.00%

				Other
	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Service cost — benefits earned during the period	$808	$789 *	$768	$15	$18	$20
Interest cost on projected benefit obligation	7,862	7,832	8,043	591	591	598
Expected return on assets	(12,145)	(12,726)	(12,590)	—	—	—
Time contractual termination benefits	—	632	—	—	—	—
Amortization of net loss (gain)	101	743	1,486	(180)	(105)	(12)

Net (income) expense	$(3,374)	$(2,730)	$(2,293)	$426	$504	$606

*	$350 of this service cost amount represents the expected administrative expenses of the salaried and hourly pension plans.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
As of December 31, 2008, current year accumulated other comprehensive income (loss), before income taxes, consist of the following:

	Defined
	Benefit	Post-
	Pension	Retirement
	Plans	Benefits	Total
Prior year accumulated other comprehensive income (loss)	$5,187	$1,054	$6,241
Amortization of gain (loss)	126	(224)	(98)
Net gain (loss) arising during the year	(53,687)	1,013	(52,674)

Current year accumulated other comprehensive income (loss)	$(48,374)	$1,843	$(46,531)

As of December 31, 2008, there was $48,374 of items not yet recognized as a component of net periodic pension cost, which consisted of future pension costs associated with the amortization of net losses.

As of December 31, 2008, there was $1,843 of items not yet recognized as a component of net periodic postretirement benefit, which consisted of future benefits associated with the amortization of net gains.

As of December 31, 2008, three of the Company’s four defined benefit plans experienced accumulated benefit obligations in excess of plan assets, for which the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $105,677, $105,677 and $57,723, respectively. As of December 31, 2007, two of the Company’s four defined benefit plans experienced accumulated benefit obligations in excess of plan assets, for which the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $32,485, $32,485 and $0, respectively.

Discount rates were determined by a quantitative analysis examining the prevailing prices of high quality bonds to determine an appropriate discount rate for measuring obligations under SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The aforementioned analysis analyzes the cash flow from each of the Company’s two qualified defined benefit plans as well as a separate analysis of the cash flows from the postretirement medical and life insurance plans sponsored by the Company. The aforementioned analyses then construct a hypothetical bond portfolio whose cash flow from coupons and maturities match the year-by-year, projected benefit cash flow from the respective pension or retiree health plans. The Company uses the lower discount rate derived from the two independent analyses in the computation of the benefit obligation and service cost for each respective retirement liability.

The Company considers input from its external advisors and historical returns in developing its expected rate of return on plan assets. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. The Company’s actual 10-year annual rate of return on its pension plan assets was 2.5%, 6.7% and 8.2% for the years ended

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
December 31, 2008, 2007 and 2006, respectively, and the Company’s actual five-year annual rate of return on its pension plan assets was 1.2%, 11.3% and 7.6% for the years ended December 31, 2008, 2007 and 2006, respectively.

Gains and losses result from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and changes in actual returns on plan assets as compared to assumed returns. These gains and losses are only amortized to the extent that they exceed 10% of the greater of Projected Benefit Obligation and the fair value of assets. For the year ended December 31, 2008, Liggett used a 7.95-year period for its Hourly Plan and a 4.56-year period for its Salaried Plan to amortize pension fund gains and losses on a straight line basis. Such amounts are reflected in the pension expense calculation beginning the year after the gains or losses occur. The amortization of deferred losses negatively impacts pension expense in the future.

Plan assets are invested employing multiple investment management firms. Managers within each asset class cover a range of investment styles and focus primarily on issue selection as a means to add value. Risk is controlled through a diversification among asset classes, managers, styles and securities. Risk is further controlled both at the manager and asset class level by assigning excess return and tracking error targets. Investment managers are monitored to evaluate performance against these benchmark indices and targets.

Allowable investment types include equity, investment grade fixed income, high yield fixed income, hedge funds and short term investments. The equity fund is comprised of common stocks and mutual funds of large, medium and small companies, which are predominantly U.S. based. The investment grade fixed income fund includes managed funds investing in fixed income securities issued or guaranteed by the U.S. government, or by its respective agencies, mortgage backed securities, including collateralized mortgage obligations, and corporate debt obligations. The high yield fixed income fund includes a fund which invests in non-investment grade corporate debt securities. The hedge funds invest in both equity, including common and preferred stock, and debt obligations, including convertible debentures, of private and public companies. The Company generally utilizes its short term investments, including interest-bearing cash, to pay benefits and to deploy in special situations.

The target asset allocation percentage in 2007 was 50% equity investments, 20% investment grade fixed income, 7% high yield fixed income, 15% alternative investments (including hedge funds and private equity funds) and 8% short-term investments, with a rebalancing range of approximately plus or minus 5% around the target asset allocations. In 2008, the Liggett Employee Benefits Committee temporarily suspended its target asset allocation percentages due to the volatility in the financial markets. Even though such allocation percentages were suspended, investment manager performance versus their respective benchmarks was still monitored on a regular basis.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Liggett’s defined benefit retirement plan allocations at December 31, 2008 and 2007, by asset category, were as follows:

	Plan Assets
	at
	December 31,
(in thousands of dollars)	2008	2007
Asset category
Equity securities	44%	52%
Investment grade fixed income securities	26%	18%
High yield fixed income securities	5%	8%
Alternative investments	8%	13%
Short-term investments	17%	9%

	100%	100%

For 2008 measurement purposes, annual increases in Medicare Part B trends were assumed to equal rates between 0.0% and 6.6% between 2008 and 2017 and 4.5% after 2018. For 2008 measurement purposes, annual increases in Medicare Part B trends were assumed to equal rates between 0.9% and 4.5% between 2007 and 2016 and 5.0% after 2017.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1%	1%
	Increase	Decrease
Effect on total of service and interest cost components	$12	$(11)
Effect on benefit obligation	$176	$(163)
To comply with ERISA’s minimum funding requirements, the Company does not currently anticipate that it will be required to make any funding to the pension plans for the pension plan year beginning on January 1, 2009 and ending on December 31, 2009. Any additional funding obligation that the Company may have for subsequent years is contingent on several factors and is not reasonably estimable at this time.

Estimated future pension and postretirement medical benefits payments are as follows:

		Postretirement
	Pension	Medical
2009	$12,727	$701
2010	13,993	685
2011	12,137	679
2012	13,469	678
2013	11,401	689
2014 - 2018	55,692	3,410
Profit Sharing Plans

Liggett Vector Brands maintains 401(k) plans for substantially all employees which allow eligible employees to invest a percentage of their pre-tax compensation and allocated to Liggett contribution expenses of $957, $731 and $975 for the years ended December 31, 2008, 2007 and 2006, respectively.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
7.	Income Taxes

Liggett’s operations are included in the consolidated federal income tax return of its indirect parent, Vector. Pursuant to a tax allocation agreement amended in 1999, the amounts provided for as currently payable for federal income taxes are based on the Company’s pre-tax income for financial reporting purposes. Accordingly, federal deferred income taxes which would normally be reflected in the accompanying consolidated financial statements are presented by Vector. The Company expenses and pays Vector their portion of the consolidated income tax expense in accordance with the tax allocation agreement.

The amounts provided for income taxes are as follows:

	2008	2007	2006
Current
Federal	$46,583	$43,486	$27,977
State	10,263	2,990	7,767
Deferred
Federal	—	—	—
State	(1,772)	3,273	853

Total tax provision	$55,074	$49,749	$36,597

Historically, Liggett has paid Vector on a quarterly basis for its tax liabilities. While these payments have been made to the parent they may not have been formally remitted to the Internal Revenue Service and may still represent a liability at the Vector level. The largest Vector deferred tax liability at December 31, 2008 consists of approximately $75,000 related to the Philip Morris brand transaction which originated in 1998 and 1999. Liggett may be required to fund future tax obligations that exist at the Vector level.

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	2008		2007
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$206	$—	$193	$—
Inventories	93	1,370	91	1,369
Property, plant and equipment	—	1,289	—	1,282
Employee benefit plan accruals	1,282	—	893	1,686

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

	2008		2007
	Deferred Tax		Deferred Tax
(in thousands of dollars)	Asset	Liability	Asset	Liability
Tobacco litigation settlements	—	764	—	2,370
Forward contracts	35	—	39	—
Deferral on Philip Morris Brands Transaction	—	8,353	—	8,353

Total deferred tax	$1,616	$11,776	$1,216	$15,060

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rates are summarized as follows:

	2008	2007	2006
Income before income taxes	$143,446	$133,759	$120,036

Federal income tax at statutory rate	50,206	46,817	42,013
State income taxes, net of federal tax benefit	5,519	6,303	5,604
Impact of IRS audit settlement and other	(651)	(3,371)	(11,020)

Income tax expense	$55,074	$49,749	$36,597

As a result of a settlement with the Internal Revenue Service, Liggett reduced, during 2006, the excess portion ($11,500) of a previously established reserve in its consolidated financial statements, which resulted in a decrease in such amount in reported income tax expense in the consolidated statement of operations. This transaction related to where Liggett contributed three of its premium cigarette brands to Trademarks LLC, a newly-formed limited liability company. In such transaction, Philip Morris acquired an option to purchase the remaining interest in Trademarks for a 90-day period commencing in December 2008, and Vector has an option to require Philip Morris to purchase the remaining interest for a 90-day period commencing in March 2010. Philip Morris exercised its option to purchase the remaining interest in Trademarks on February 19, 2009. Vector anticipates it will pay approximately $75,500 in taxes on this transaction in 2009.

As of January 1, 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)”. The Company did not recognize any adjustment in the liability for unrecognized tax benefits as a result of the adoption of FIN 48 that impacted the January 1, 2007 accumulated deficit.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
The following table summarizes the activity related to the unrecognized tax benefits:

Balance at January 1, 2007	$6,805
Additions based on tax positions related to current year	—
Additions based on tax positions related to prior years	720
Reductions based on tax positions related to prior years	(95)
Settlements	—
Expirations of the statute of limitations	(3,227)

Balance at December 31, 2007	4,203
Additions based on tax positions related to current year	—
Additions based on tax positions related to prior years	186
Reductions based on tax positions related to prior years	—
Settlements	—
Expirations of the statute of limitations	(1,686)

Balance at December 31, 2008	$2,703

In the event the unrecognized tax benefits of $2,703 at December 31, 2008 were recognized, such recognition would impact the annual effective tax rate. During 2008, the accrual for potential penalties and interest related to these unrecognized tax benefits was reduced by $1,500, and in total, as of December 31, 2008, a liability for potential penalties and interest of $929 has been recorded. The Company classifies all tax-related interest and penalties as income tax expense.

It is reasonably possible the Company may recognize up to approximately $2,000 of currently unrecognized tax benefits over the next 12 months, pertaining primarily to expiration of statutes of limitations of positions reported on U.S. and state and local income tax returns. The Company files U.S. and state and local income tax returns in jurisdictions with varying statutes of limitations.
8.	Long-Term Debt

Long-term debt consists of the following:

	2008	2007
Borrowings outstanding under revolving credit facility	$19,515	$14,782
Term loan outstanding under revolving credit facility	7,290	7,823
Equipment loans	8,307	9,660

	35,112	32,265

Less current portion	(23,459)	(19,201)

Amount due after one year	$11,653	$13,064

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
The following table sets forth the future principal payment obligations:

Year Ending December 31,
2009	$23,459
2010	2,597
2011	2,257
2012	6,437
2013	362

$35,112

Revolving Credit Facility

The Company has a $50,000 credit facility with Wachovia Bank, N.A. (“Wachovia”) under which $19,515 was outstanding at December 31, 2008. Availability as determined under the facility was $16,460 based on eligible collateral at December 31, 2008. The facility is collateralized by all inventories and receivables of the Company and a mortgage on the Company’s manufacturing facility. The facility requires the Company’s compliance with certain financial and other covenants including a restriction on the Company’s ability to pay cash dividends unless the Company’s borrowing availability, as defined, under the facility for the 30-day period prior to the payment of the dividend, and after giving effect to the dividend, is at least $5,000 and no event of default has occurred under the agreement, including the Company’s compliance with the covenants in the credit facility.

The term of the Wachovia facility expires on March 8, 2012, subject to automatic renewal for additional one-year periods unless a notice of termination is given by Wachovia or the Company at least 60 days prior to such date or the anniversary of such date. Prime rate loans under the facility bear interest at a rate equal to the prime rate of Wachovia with Eurodollar rate loans bearing interest at a rate of 2.0% above Wachovia’s adjusted Eurodollar rate. The facility contains covenants that provide that the Company’s earnings before interest, taxes, depreciation and amortization, as defined under the facility, on a trailing twelve month basis, shall not be less than $100,000 if the Company’s excess availability, as defined, under the facility, is less than $20,000. The covenants also require that annual capital expenditures, as defined under the facility (before a maximum carryover amount of $2,500), shall not exceed $10,000 during any fiscal year.

In August 2007, Wachovia made an $8,000 term loan to 100 Maple LLC (“Maple”), a subsidiary of the Company, within the commitment under the existing credit facility. The $8,000 term loan is collateralized by the existing collateral securing the credit facility, and is also collateralized by a lien on certain real property (the “Mebane Property”) owned by Maple. The Mebane Property also secures the other obligations of the Company under the credit facility. The $8,000 term loan did not increase the $50,000 borrowing amount of the credit facility, but did increase the outstanding amounts under the credit facility by the amount of the term loan and proportionately reduces the maximum borrowing availability under the facility.

In August 2007, Liggett and Wachovia amended the credit facility to permit the guaranty of the Senior Secured Notes described in Note 1 by each of Liggett and Maple and the pledging of certain assets of Liggett and Maple on a subordinated basis to secure their guarantees. The credit facility was amended to grant to Wachovia a blanket lien on all the assets of Liggett and Maple, excluding any equipment pledged to current or future purchase money or other financiers of such equipment and excluding any real property, other than the Mebane Property and other real property to the extent its value is in excess of $5,000. In connection with the amendment, Wachovia, Liggett,

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
Maple and the collateral agent for the holders of Vector’s Senior Secured Notes entered into an inter-creditor agreement, pursuant to which the liens of the collateral agent on the Liggett and Maple assets will be subordinated to the liens of Wachovia on the Liggett and Maple assets.

Equipment Loans

In October 2005, Liggett purchased equipment for $4,441 through a financing agreement payable in 24 installments of $112 and then 24 installments of $90. Interest is calculated at 4.89%. Liggett was required to provide a security deposit equal to 25% of the funded amount or $1,110.

In December 2005, Liggett purchased equipment for $2,273 through a financing agreement payable in 24 installments of $58 and then 24 installments of $46. Interest is calculated at 5.05%. Liggett was required to provide a security deposit equal to 25% of the funded amount or $568.

In August 2006, Liggett purchased equipment for $7,922 through a financing agreement payable in 30 installments of $191 and then 30 installments of $103. Interest is calculated at 5.15%. Liggett was required to provide a security deposit equal to 20% of the funded amount or $1,584.

In May 2007, Liggett purchased equipment for $1,576 through a financing agreement, payable in 60 installments of $32. Interest is calculated at 7.99% per annum.

In August 2008, Liggett purchased equipment for $2,745 through a financing agreement, payable in 60 installments of $53. Interest is calculated at 5.94% per annum. Liggett was required to provide a security deposit equal to approximately 15% of the funded amount or $428.

At December 31, 2008 and 2007, the Company had approximately $8,307 and $9,660 outstanding under these equipment loans.

All equipment loans are collateralized by the equipment they finance.

See Note 1 for fair value of debt at December 31, 2008.
9.	Operating Leases

At December 31, 2008, the Company has operating leases for building space, vehicles and computer equipment. The future minimum lease payments are as follows:

Lease
Commitments
Year Ending December 31
2009	262
2010	148
2011	82
2012	14

$506

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(in thousands of dollars)
In addition to the above scheduled future minimum lease payments, Liggett expects to receive approximately $2,700 in allocated lease expense over the next five years and thereafter from Liggett Vector Brands, a wholly-owned subsidiary of VGR.

Rental expense for the years ended December 31, 2008, 2007, and 2006 amounted to approximately $1,969, $1,865, and $1,940, respectively.
10.	Stock Compensation

The Company’s parent, Vector, offers stock option plans. As of December 31, 2008, there were approximately 5,175,000 shares available for issuance under Vector’s Amended and Restated 1999 Long-Term Incentive Plan (the “1999 Plan”). All employees of Vector’s subsidiaries are eligible to receive grants under such plans. Although Liggett has no employees it received an allocation from Liggett Vector Brands of $387, $395, and $547 for the years ended December 31, 2008, 2007, and 2006, respectively. These amounts are expense allocations only and do not represent a rollforward of option balances. These amounts have been recorded in selling, general and administrative cost in the Company’s consolidated statement of operations. As of December 31, 2008 Liggett Vector Brands has employees with 718,949 options outstanding.

The fair value of option grants is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price characteristics which are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of stock-based compensation awards.

The assumptions used under the Black-Scholes option pricing model in computing fair value of options are based on the expected option life considering both the contractual term of the option and expected employee exercise behavior, the interest rate associated with U.S. Treasury issues with a remaining term equal to the expected option life and the expected volatility of Vector’s common stock over the expected term of the option. There were no option grants during 2008 or 2007. The assumptions used by Vector for the year ended December 31, 2006 were as follows:

2006
Risk-free interest rate	4.9% - 5.0%
Expected volatility	38.17% - 40.52%
Dividend yield	9.96% - 10.03%
Expected holding period	6 - 6.75 years
Weighted average fair value	$2.14 - $2.50
In November 2005, the President of Liggett and Liggett Vector Brands was awarded a restricted stock grant of 57,881 shares of Vector’s common stock pursuant to the 1999 Plan. Pursuant to his restricted share agreement, one-fourth of the shares vested on November 1, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
vesting date through November 1, 2009. In the event his employment with Vector is terminated for any reason other than his death, his disability or a change of control (as defined in his restricted share agreement) of Vector, any remaining balance of the shares not previously vested will be forfeited by him. Vector recorded deferred compensation of $1,018 representing the fair market value of the restricted shares on the date of grant. Liggett recorded an expense of $229 associated with the grant for each of the years ended December 31, 2008, 2007 and 2006, respectively, for Liggett’s portion of this expense. These amounts have been recorded in selling, general and administrative cost in the Company’s consolidated statement of operations.

11.	Commitments and Contingencies

Tobacco-Related Litigation:

Overview

Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. New cases continue to be commenced against Liggett and other cigarette manufacturers. The cases generally fall into the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs (“Individual Actions”); (ii) smoking and health purporting to be brought on behalf of a class of individual plaintiffs cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring as well as cases alleging the use of the terms “lights” and/or “ultra lights” constitutes a deceptive and unfair trade practice, common law fraud or violation of federal law, purporting to be brought on behalf of a class of individual plaintiffs (“Class Actions”); (iii) health care cost recovery actions brought by various foreign and domestic governmental entities (“Governmental Actions”); and (iv) health care cost recovery actions brought by third-party payors including insurance companies, union health and welfare trust funds, asbestos manufacturers and others (“Third-Party Payor Actions”). As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation and the effects of the tobacco litigation settlements discussed below are not quantifiable at this time. For the years ended December 31, 2008, 2007 and 2006, Liggett incurred legal expenses and other litigation costs totaling approximately $8,800, $7,800 and $4,465, respectively.

Liggett records provisions in their consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as discussed elsewhere in this note: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

Individual Actions

As of December 31, 2008, there were 36 individual cases pending against Liggett where one or more individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to secondary smoke and seek compensatory and, in some cases, punitive damages. In

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
addition, there were approximately 2,680 Engle progeny cases (defined below) pending against Liggett in state and federal courts in Florida, and approximately 100 individual cases pending in West Virginia state court as part of a consolidated action. The following table lists the number of individual cases by state that are pending against Liggett or its affiliates as of December 31, 2008 (excluding Engle progeny cases and the cases consolidated in West Virginia):

Number
State	of Cases
Florida	12
New York	10
Louisiana	5
Maryland	2
Mississippi	2
West Virginia	2
District of Columbia	1
Missouri	1
Ohio	1
There are currently five cases pending where Liggett is the only tobacco company defendant. In April 2004, in Davis v. Liggett Group, a Florida state court jury awarded compensatory damages of $540 against Liggett, plus interest. In addition, the court awarded plaintiff’s counsel legal fees of $752. Liggett appealed both the compensatory and the legal fee awards. In October 2007, the compensatory award was affirmed by the Fourth District Court of Appeal. In March 2008, the Fourth District Court of Appeal reversed and remanded the legal fee award for further proceedings in the trial court. The Company accrued approximately $2,300 for the Davis case at December 31, 2008. In Ferlanti v. Liggett Group, an alleged Engle progeny case, the trial commenced in February 2009. This case was originally filed by plaintiff in 2003 as an individual case. Trial originally commenced in 2008 and, after three days, the court declared a mistrial. Since that time, plaintiff amended her complaint to assert her status as a decertified Engle class member. The Engle progeny cases are discussed below. The other three individual actions, where Liggett is the only tobacco company defendant, are dormant.

The plaintiffs’ allegations of liability in those cases in which individuals seek recovery for injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, breach of special duty, strict liability, fraud, concealment, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, property damage, invasion of privacy, mental anguish, emotional distress, disability, shock, indemnity and violations of deceptive trade practice laws, the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), state RICO statutes and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including treble/multiple damages, medical monitoring, disgorgement of profits and punitive damages. Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from state to state and jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of dollars.

Defenses raised by defendants in individual cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations,

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
equitable defenses such as “unclean hands” and lack of benefit, failure to state a claim and federal preemption.

In addition to the award against Liggett in Davis (described above), jury awards have also been returned against other cigarette manufacturers in recent years. The awards in these individual actions, often in excess of millions of dollars, are for both compensatory and punitive damages. There are several significant jury awards against other cigarette manufacturers which are currently on appeal.

Engle Progeny Cases. In 2000, a jury in Engle v. R.J. Reynolds Tobacco Co. rendered a $145,000,000 punitive damages verdict in favor of a “Florida Class” against certain cigarette manufacturers, including Liggett. Pursuant to the Florida Supreme Court’s July 2006 ruling in Engle, which decertified the class on a prospective basis, and affirmed the appellate court’s reversal of the punitive damages award, former class members had one year from January 11, 2007 in which to file individual lawsuits. In addition, some individuals who filed suit prior to January 11, 2007, and who claim they meet the conditions in Engle, are attempting to avail themselves of the Engle ruling. Lawsuits by individuals requesting the benefit of the Engle ruling, whether filed before or after the January 11, 2007 deadline, are referred to as the “Engle progeny cases.” Liggett has been named in approximately 2,680 Engle progeny cases in both state and federal courts in Florida. Other cigarette manufacturers have also been named as defendants in most of these cases. These cases include approximately 9,620 plaintiffs, although duplicate cases were filed in federal and state court on behalf of approximately 660 plaintiffs. The number of cases will likely increase as the courts may require multi-plaintiff cases to be severed into individual cases. The total number of plaintiffs may also increase as a result of attempts by existing plaintiffs to add additional parties. For further information on the Engle case, see “Class Actions — Engle Case,” below.

Class Actions

As of December 31, 2008, there were seven actions pending for which either a class had been certified or plaintiffs were seeking class certification, where Liggett is a named defendant, including two alleged price fixing cases. Other cigarette manufacturers are also named in these actions. Many of these actions purport to constitute statewide class actions and were filed after May 1996 when the United States Court of Appeals for the Fifth Circuit, in Castano v. American Tobacco Co., Inc., reversed a federal district court’s certification of a purported nationwide class action on behalf of persons who were allegedly “addicted” to tobacco products.

Engle Case. In May 1994, Engle was filed against Liggett and others in Miami-Dade County, Florida. The class consisted of all Florida residents who, by November 21, 1996, “have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarette smoking.” In July 1999, after the conclusion of Phase I of the trial, the jury returned a verdict against Liggett and other cigarette manufacturers on certain issues determined by the trial court to be “common” to the causes of action of the plaintiff class. The jury made several findings adverse to the defendants including that defendants’ conduct “rose to a level that would permit a potential award or entitlement to punitive damages.” Phase II of the trial was a causation and damages trial for three of the class plaintiffs and a punitive damages trial on a class-wide basis, before the same jury that returned the verdict in Phase I. In April 2000, the jury awarded compensatory damages of $12,704 to the three class plaintiffs, to be reduced in proportion to the respective plaintiff’s fault. In July 2000, the jury awarded approximately $145,000,000 in punitive damages, including $790,000 against Liggett.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
In May 2003, Florida’s Third District Court of Appeal reversed the trial court and remanded the case with instructions to decertify the class. The judgment in favor of one of the three class plaintiffs, in the amount of $5,831, was overturned as time barred and the court found that Liggett was not liable to the other two class plaintiffs.

In July 2006, the Florida Supreme Court affirmed the decision vacating the punitive damages award and held that the class should be decertified prospectively, but preserved several of the trial court’s Phase I findings, including that: (i) smoking causes lung cancer, among other diseases; (ii) nicotine in cigarettes is addictive; (iii) defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) defendants concealed material information; (v) all defendants sold or supplied cigarettes that were defective; and (vi) all defendants were negligent. The Florida Supreme Court decision also allowed former class members to proceed to trial on individual liability issues (using the above findings) and compensatory and punitive damage issues, provided they file their individual lawsuits within one year from January 11, 2007, the date of the court’s mandate. In December 2006, the Florida Supreme Court added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations made by defendants. As a result of the decision, approximately 9,620 former Engle class members filed suit against Liggett as well as other cigarette manufacturers.

In June 2002, the jury in a Florida state court action entitled Lukacs v. R.J. Reynolds Tobacco Co., awarded $37,500 in compensatory damages, jointly and severally, in a case involving Liggett and two other cigarette manufacturers, which amount was subsequently reduced by the court. The jury found Liggett 50% responsible for the damages incurred by the plaintiff. The Lukacs case was the first case to be tried as an individual Engle progeny case. In October 2008, plaintiff withdrew her request for punitive damages. In November 2008, the court entered final judgment in the amount of $24,835 (for which Liggett is 50% responsible), plus interest from June 2002 which as of December 31, 2008, was in excess of $13,000. The defendants appealed the final judgment and may be required to post a bond. In addition, plaintiff filed a motion seeking an award of attorneys’ fees from Liggett based on plaintiff’s prior proposal for settlement. All proceedings relating to the motions for attorneys’ fees are stayed pending a final resolution of appellate proceedings.

Other Class Actions. Smith v. Philip Morris (Kansas) and Romero v. Philip Morris (New Mexico) are actions in which plaintiffs allege that cigarette manufacturers conspired to fix cigarette prices in violation of antitrust laws. Class certification was granted in Smith in November 2001. Discovery is ongoing. Class certification was granted in Romero in April 2003 and was affirmed by the New Mexico Supreme Court in February 2005. In June 2006, the trial court granted defendants’ motion for summary judgment. Plaintiffs appealed to the New Mexico Court of Appeals and, in November 2008, the appellate court upheld the decision as to Liggett, but reversed as to certain other defendants. In West Virginia, a jury verdict in a purported medical monitoring class action was entered in favor of all tobacco company defendants other than Liggett (Liggett was previously severed from the trial). There has been no further activity in this case.

Class action suits have been filed in a number of states against cigarette manufacturers, alleging, among other things, that use of the terms “light” and “ultra light” constitutes unfair and deceptive trade practices, among other things. One such suit, Schwab v. Philip Morris, pending in federal court in New York since 2004, sought to create a nationwide class of “light” cigarette smokers. In September 2006, the United States District Court for the Eastern District of New York certified the class. In April 2008, the United States Court of Appeals for the Second Circuit decertified the class. The case was returned to the trial court for further proceedings. There has been no further activity.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
In November 1997, in Young v. American Tobacco Co., a purported personal injury class action was commenced on behalf of plaintiff and all similarly situated residents in Louisiana who, though not themselves cigarette smokers, are alleged to have been exposed to secondhand smoke from cigarettes which were manufactured by the defendants, and who suffered injury as a result of that exposure. The plaintiffs seek to recover an unspecified amount of compensatory and punitive damages. In October 2004, the trial court stayed this case pending the outcome of the appeal in Scott v. American Tobacco Co. (see description below).

In June 1998, in Cleary v. Philip Morris, a putative class action was brought in Illinois state court on behalf of persons who were allegedly injured by: (i) defendants’ purported conspiracy to conceal material facts regarding the addictive nature of nicotine; (ii) defendants’ alleged acts of targeting their advertising and marketing to minors; and (iii) defendants’ claimed breach of the public’s right to defendants’ compliance with laws prohibiting the distribution of cigarettes to minors. Plaintiffs request that defendants be required to disgorge all profits unjustly received through their sale of cigarettes to plaintiffs and the class, which in no event will be greater than $75 per class member, inclusive of punitive damages, interest and costs. In July 2006, the plaintiffs filed a motion for class certification. A class certification hearing occurred in September 2007 and the parties are awaiting a decision. Merits discovery is stayed pending a ruling by the court. A status conference is scheduled for October 2009.

In April 2001, in Brown v. American Tobacco Co., a California state court granted in part plaintiffs’ motion for class certification and certified a class comprised of adult residents of California who smoked at least one of defendants’ cigarettes “during the applicable time period” and who were exposed to defendants’ marketing and advertising activities in California. In March 2005, the court granted defendants’ motion to decertify the class based on a recent change in California law. In October 2006, the plaintiffs filed a petition for review with the California Supreme Court, which was granted in November 2006. Oral argument is scheduled for March 3, 2009.

Although not technically a class action, in In Re: Tobacco Litigation (Personal Injury Cases), a West Virginia state court consolidated approximately 750 individual smoker actions that were pending prior to 2001 for trial of certain common issues. In January 2002, the court severed Liggett from the trial of the consolidated action. The consolidation was affirmed on appeal by the West Virginia Supreme Court. In February 2008, the United States Supreme Court denied defendants’ petition for writ of certiorari asking the Court to review the trial plan. It is estimated that Liggett could be a defendant in approximately 100 of the cases. In February 2008, the court granted defendants’ motion to stay all proceedings pending review by the United States Supreme Court in Altria Group Inc. v. Good, where the Supreme Court was asked to determine whether certain state law claims are preempted by federal law. In December 2008, the Supreme Court, in Good, ruled that the Federal Cigarette Labeling and Advertising Act did not preempt the state law claims asserted by the plaintiffs and that they could proceed with their claims under the Maine Unfair Trade Practices Act. This ruling may result in additional class action cases in other states. Although Liggett is not a party in the Good case, an adverse ruling or commencement of additional “lights” related class actions could have a material adverse effect on the Company.

Class certification motions are pending in a number of other cases and a number of orders denying class certification are on appeal. In addition to the cases described above, numerous class actions remain certified against other cigarette manufacturers, including Scott. In that case, a Louisiana jury returned a $591,000 verdict (subsequently reduced by the court to $263,500 plus interest from June

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
2004) against other cigarette manufacturers to fund medical monitoring or smoking cessation programs for members of the class. The case is on appeal.

Governmental Actions

As of December 31, 2008, there were two Governmental Actions pending against Liggett, only one of which is active. The claims asserted in health care cost recovery actions vary. In these cases, the governmental entities typically assert equitable claims that the tobacco industry was “unjustly enriched” by their payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, breach of special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

In City of St. Louis v. American Tobacco Company, a case pending in Missouri state court since December 1998, the City of St. Louis and approximately 40 hospitals seek recovery of costs expended by the hospitals on behalf of patients who suffer, or have suffered, from illnesses allegedly resulting from the use of cigarettes. In June 2005, the court granted defendants’ motion for summary judgment as to claims for damages which accrued prior to November 16, 1993. The claims for damages which accrued after November 16, 1993 are pending. Discovery is ongoing. In September 2008, the court heard argument on motions for summary judgment filed by the parties. A decision is pending. Trial is currently scheduled to commence in January 2010.

DOJ Case. In September 1999, the United States government commenced litigation against Liggett and other cigarette manufacturers in the United States District Court for the District of Columbia. The action sought to recover an unspecified amount of health care costs paid and to be paid by the federal government for lung cancer, heart disease, emphysema and other smoking-related illnesses allegedly caused by the fraudulent and tortious conduct of defendants, to restrain defendants and co-conspirators from engaging in alleged fraud and other allegedly unlawful conduct in the future, and to compel defendants to disgorge the proceeds of their unlawful conduct. The action asserted claims under three federal statutes, the Medical Care Recovery Act (“MCRA”), the Medicare Secondary Payer provisions of the Social Security Act (“MSP”) and RICO. In September 2000, the court dismissed the government’s claims based on MCRA and MSP.

In August 2006, the trial court entered a Final Judgment and Remedial Order against each of the cigarette manufacturing defendants, except Liggett. The Final Judgment, among other things, enjoined the non-Liggett defendants from using “lights”, “low tar”, “ultra lights”, “mild”, or “natural” descriptors, or conveying any other express or implied health messages in connection with the marketing or sale of cigarettes, domestically and internationally. The Final Judgment was stayed pending appeal. Although this case has been concluded as to Liggett, it is unclear what impact, if any, the Final Judgment will have on the cigarette industry as a whole. The decision is currently on appeal by all parties other than Liggett. To the extent that the Final Judgment leads to a decline in industry-wide shipments of cigarettes in the United States or otherwise results in restrictions that adversely affect the industry, Liggett’s sales volume, operating income and cash flows could be materially adversely affected.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)

Third-Party Payor Actions
As of December 31, 2008, there were two Third-Party Payor Actions pending against Liggett and other cigarette manufacturers. Third-Party Payor Actions typically have been filed by insurance companies, union health and welfare trust funds, asbestos manufacturers and others. In Third-Party Payor Actions, plaintiffs seek damages for funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys’ fees. Although no specific amounts are provided, it is possible that requested damages against cigarette manufacturers in these cases might be in the billions of dollars.

Several federal circuit courts of appeals and state appellate courts have ruled that Third-Party Payors do not have standing to bring lawsuits against cigarette manufacturers, relying primarily on grounds that plaintiffs’ claims were too remote. The United States Supreme Court has refused to consider plaintiffs’ appeals from the cases decided by five federal circuit courts of appeals.

In June 2005, the Jerusalem District Court in Israel added Liggett as a defendant in an action commenced in 1998 by the largest private insurer in that country, General Health Services, against the major United States cigarette manufacturers. The plaintiff seeks to recover the past and future value of the total expenditures for health care services provided to residents of Israel resulting from tobacco related diseases, court ordered interest for past expenditures from the date of filing the statement of claim, increased and/or punitive and/or exemplary damages and costs. The court ruled that, although Liggett had not sold product in Israel since at least 1978, it might still have liability for cigarettes sold prior to that time. Motions filed by defendants are pending before the Israel Supreme Court seeking appeal from a lower court’s decision granting leave to plaintiff for foreign service of process.

In May 2008, in National Committee to Preserve Social Security and Medicare v. Philip Morris USA, a case pending in the United States District Court for the Eastern District of New York, plaintiffs commenced an action to recover twice the amount paid by Medicare for the health care services provided to Medicare beneficiaries to treat diseases allegedly attributable to smoking defendants’ cigarettes from May 21, 2002 to the present, for which treatment defendants’ allegedly were required to make payment under MSP. Defendants’ Motion to Dismiss and plaintiffs’ Motion for Partial Summary Judgment were filed in July 2008. A hearing on the motions was held in November 2008 and the parties are awaiting a decision.

Upcoming Trials

There are currently approximately 50 individual actions in Florida that may be set for trial in 2009. Liggett and, in all but one of these cases, other cigarette manufacturers are named as defendants. These cases are all Engle progeny cases. In the case where Liggett is the sole defendant, trial is scheduled for February 2009. In addition, a trial has been scheduled for April 2009 in a non-Engle individual action in Florida and for October 2009 in an individual action in Missouri, both, where Liggett and other cigarette manufacturers are named as defendants. Trial dates are subject to change.

MSA and Other State Settlement Agreements

In March 1996, March 1997 and March 1998, Liggett entered into settlements of smoking-related litigation with 45 states and territories. The settlements released Liggett from all smoking-related

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
claims within those states and territories, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the “Original Participating Manufacturers” or “OPMs”) and Liggett (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State.

As a result of the MSA, the Settling States released Liggett from:
•	all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•	all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.
The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.

Liggett has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 1.65% of total cigarettes sold in the United States. According to data from Management Science Associates, Inc., domestic shipments by Liggett accounted for approximately 2.0%, 2.2% and 2.2% of the total cigarettes shipped in the United States in 2006, 2007 and 2008 respectively. If Liggett’s market share exceeds their respective market share exemption in a given year, then on April 15 of the following year, Liggett must pay on

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
each excess unit an amount equal (on a per-unit basis) to that due from the OPMs for that year. In April 2007, Liggett paid $34,545 for their 2006 MSA obligations and in April 2008, paid $33,495 for their 2007 MSA obligations, having prepaid $32,000 of that amount in December 2007. Liggett has expensed $44,572 for its estimated MSA obligations for 2008 as part of cost of goods sold, net of $1,109 credit realized in 2008 as a result of the over estimation of its liability of MSA expense in 2007. In December 2008, Liggett prepaid $32,000 of their estimated 2008 MSA obligations and expects to pay a further approximately $8,700 in April 2009, after withholding certain disputed amounts.

Under the payment provisions of the MSA, the Participating Manufacturers are required to pay a base annual amount of $9,000,000 in 2009 and each year thereafter (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Certain MSA Disputes

In 2005, the independent auditor under the MSA calculated that Liggett owed $28,668 for its 2004 sales. In April 2005, Liggett paid $11,678 and disputed the balance, as permitted by the MSA. Liggett subsequently paid $9,304 of the disputed amount, although Liggett continues to dispute that this amount is owed. This $9,304 relates to an adjustment to its 2003 payment obligation claimed by Liggett for the market share loss to non-participating manufacturers, which is known as the “NPM Adjustment.” At December 31, 2008, included in “Other assets” on Liggett’s consolidated balance sheet, was a noncurrent receivable of $6,513 relating to such amount. The remaining balance in dispute of $7,686 is comprised of $5,318 claimed for a 2004 NPM Adjustment and $2,368 relating to the independent auditor’s retroactive change from “gross” to “net” units in calculating MSA payments, which Liggett contends is improper, as discussed below. From their April 2006 payment, Liggett withheld approximately $1,600 claimed for the 2005 NPM Adjustment and $2,612 relating to the retroactive change from “gross” to “net” units. Liggett withheld approximately $3,700 from its April 2007 payments related to the 2006 NPM Adjustment and approximately $3,000 relating to the retroactive change from “gross” to “net” units. From its April 2008 payment, Liggett withheld approximately $4,000 for the 2007 NPM Adjustment and approximately $3,300 relating to the retroactive change from “gross” to “net” units.

The following amounts have not been expensed in the accompanying consolidated financial statements as they relate to Liggett’s claim for an NPM adjustment: $6,513 for 2003, $3,789 for 2004 and $800 for 2005.

NPM Adjustment. In March 2006, an economic consulting firm selected pursuant to the MSA rendered its final and non-appealable decision that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers for 2003. The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. As a result, the manufacturers are entitled to potential NPM Adjustments to their 2003, 2004 and 2005 MSA payments. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that state or territory.

Since April 2006, notwithstanding provisions in the MSA requiring arbitration, litigation has been filed in 49 Settling States over the issue of whether the application of the NPM Adjustment for 2003 is to be determined through litigation or arbitration. These actions relate to the potential NPM Adjustment

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. To date, all 48 courts that have decided the issue have ruled that the 2003 NPM Adjustment dispute is arbitrable and 44 of those decisions are final. In response to a proposal from each of the OPMs and many of the SPMs, 45 of the Settling States have entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. The agreement provides for selection of the arbitration panel beginning October 1, 2009 and that the parties and the arbitrators will thereafter establish the schedule and procedures for the arbitration. The agreement also provides for a partial liability reduction for the potential 2003 NPM adjustment of up to 20% for Settling States that entered into the agreement by January 30, 2009. It is anticipated that the arbitration will begin in 2010. There can be no assurance that Liggett will receive any adjustment as a result of these proceedings.

Gross v. Net Calculations. In October 2004, the independent auditor notified Liggett and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” unit amounts, rather than “gross” unit amounts (which had been used since 1999). The change in the method of calculation could, among other things, require additional MSA payments by Liggett of approximately $25,200, including interest, for 2001 through 2008, and require additional amounts in future periods because the proposed change from “gross” to “net” units would serve to lower Liggett’s market share exemption under the MSA.

Liggett has objected to this retroactive change and has disputed the change in methodology. Liggett contends that the retroactive change from using “gross” to “net” unit amounts is impermissible for several reasons, including:
•	use of “net” unit amounts is not required by the MSA (as reflected by, among other things, the use of “gross” unit amounts through 2005);

•	such a change is not authorized without the consent of affected parties to the MSA;

•	the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating Liggett’s 1997 Market Share (and thus, Liggett’s market share exemption); and

•	Liggett and others have relied upon the calculations based on “gross” unit amounts since 1998.
No amounts have been expensed or accrued in the accompanying consolidated financial statements for any potential liability relating to the “gross” versus “net” dispute.

Litigation Challenging the MSA. In litigation pending in federal court in New York, certain importers of cigarettes allege that the MSA and certain related New York statutes violate federal antitrust and constitutional law. The district court granted New York’s motion to dismiss the complaint for failure to state a claim. On appeal, the United States Court of Appeals for the Second Circuit held that if all of the allegations of the complaint were assumed to be true, plaintiffs had stated a claim for relief on antitrust grounds. On remand to the district court, in September 2004, the court denied plaintiffs’ motion to preliminarily enjoin the MSA and certain related New York statutes, but the court issued a preliminary injunction against an amendment to the “allocable share” provision of the New York escrow statute. In November 2008, the district court granted New York’s motion for summary judgment, dismissing all claims brought by the plaintiffs, and dissolving the preliminary injunction.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
Additionally, in another proceeding pending in federal court in New York, plaintiffs seek to enjoin the statutes enacted by New York and other states in connection with the MSA on the grounds that the statutes violate the Commerce Clause of the United States Constitution and federal antitrust laws. In September 2005, the United States Court of Appeals for the Second Circuit held that if all of the allegations of the complaint were assumed to be true, plaintiffs had stated a claim for relief and that the New York federal court had jurisdiction over the other defendant states. In October 2006, the United States Supreme Court denied the petition of the attorneys general for writ of certiorari. Similar challenges to the MSA and MSA-related state statutes are pending in Kentucky, Arkansas, Kansas, Louisiana, Tennessee and Oklahoma. Liggett and the other cigarette manufacturers are not defendants in these cases.

In October 2008, Vibo Corporation, Inc., d/b/a General Tobacco (“Vibo”) commenced litigation in the United States District Court for the Western District of Kentucky against each of the Settling States and certain Participating Manufacturers. Vibo alleged, among other things, that the market share exemptions (i.e.: grandfathered shares) provided to certain SPMs under the MSA, including Liggett, violate federal antitrust and constitutional law. On December 8, 2008, the court dismissed the complaint. On December 11, 2008, Vibo filed a declaratory judgment action in state court in California seeking a determination that the Amended Adherence Agreement it executed in November 2007 is consistent with the MSA and that the MSA’s “most favored nation” provisions are not triggered by the agreement. This matter is pending. Litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful to date.

Other State Settlements. The MSA replaces Liggett’s prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. Each of these four states, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies, separate from those settlements reached previously with Liggett. Liggett’s agreements with these states remain in full force and effect, and Liggett made various payments to these states during 1996, 1997 and 1998 under the agreements. These states’ settlement agreements with Liggett contained most favored nation provisions which could reduce Liggett’s payment obligations based on subsequent settlements or resolutions by those states with certain other tobacco companies. Beginning in 1999, Liggett determined that, based on each of these four states’ settlements with United States Tobacco Company, Liggett’s payment obligations to those states had been eliminated. With respect to all non-economic obligations under the previous settlements, Liggett believes it is entitled to the most favorable provisions as between the MSA and each state’s respective settlement with the other major tobacco companies. Therefore, Liggett’s non-economic obligations to all states and territories are now defined by the MSA. In 2003, in order to resolve any potential issues with Minnesota as to Liggett’s ongoing economic settlement obligations, Liggett negotiated a $100 a year payment to Minnesota, to be paid any year cigarettes manufactured by Liggett are sold in that state.

In 2004, the Attorneys General for Florida, Mississippi and Texas advised Liggett that they believed that Liggett had failed to make all required payments under the respective settlement agreements with these states for the period 1998 through 2003 and that additional payments may be due for 2004 and subsequent years. In 2004, Florida and Mississippi proposed settlements to Liggett in the total amount of approximately $20,000 for the period 1998 though 2003. Subsequent discussions did not result in a resolution of the issues. Liggett believes the states’ allegations are without merit, based, among other things, on the language of the most favored nation provisions of the settlement agreements.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
Except for $2,500 accrued at December 31, 2008, in connection with the foregoing matters, no other amounts have been accrued in the accompanying condensed consolidated financial statements for any additional amounts that may be payable by Liggett under the settlement agreements with Florida, Mississippi and Texas. There can be no assurance that Liggett will resolve these matters or that Liggett will not be required to make additional material payments, which payments could adversely affect the Company’s consolidated financial position, results of operations or cash flows.

Management is not able to predict the outcome of the litigation pending or threatened against Liggett. Litigation is subject to many uncertainties. For example, in addition to $540 awarded in the Davis case, plus legal fees, in June 2002, the jury in the Lukacs case, an individual case brought under the third phase of the Engle case, awarded compensatory damages against Liggett and two other defendants and found Liggett 50% responsible for the damages. In November 2008, the court entered final judgment in favor of the plaintiff for $24,835, plus interest from June 11, 2002 which, as of December 31, 2008, exceeded $13,000. It is possible that additional cases could be decided unfavorably against Liggett. As a result of the Engle decision, approximately 9,620 former Engle class members commenced suit against Liggett and other cigarette manufacturers. Liggett may enter into discussions in an attempt to settle particular cases, if it believes it is appropriate to do so.

Management cannot predict the cash requirements related to any future defense costs, settlements or judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation, or could lead to multiple adverse decisions in the Engle progeny cases. Management is unable to make a reasonable estimate with respect to the amount or range of loss that could result from an unfavorable outcome of the cases pending against Liggett or the costs of defending such cases and as a result has not provided any amounts in its condensed consolidated financial statements for unfavorable outcomes. The complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual’s complaint against the tobacco industry seek money damages in an amount to be determined by a jury, plus punitive damages and costs.

The tobacco industry is subject to a wide range of laws and regulations regarding the marketing, sale, taxation and use of tobacco products imposed by local, state and federal governments. There have been a number of restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation or legislation.

It is possible that the Company’s consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any of the smoking-related litigation.

Liggett’s management is unaware of any material environmental conditions affecting their existing facilities. Liggett’s management believe that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, results of operations or competitive position of Liggett.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
Other Litigation:

In October 2005, Lorillard Tobacco Company advised Liggett that it believed that certain styles of Liggett’s Grand Prix brand cigarettes created a likelihood of confusion among consumers with Lorillard’s Newport cigarette brand because of similarities in packaging. In December 2006, Lorillard commenced an action in the United States District Court for the Middle District of North Carolina seeking, among other things: an injunction against Liggett’s sale of certain brand styles of Grand Prix; an order directing the recall of the relevant brand styles; an accounting of profits for the relevant brand styles; treble damages; and interest, attorneys’ fees and costs. In January 2008, the parties resolved the litigation.

Other Matters:

There may be several other proceedings, lawsuits and claims pending against Liggett unrelated to tobacco or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect the Company’s financial position, results of operations or cash flows.

12.	Related Party Transactions

Liggett is a party to an agreement dated February 26, 1991, as amended June 30, 2001, with Vector to provide various management and administrative services to Liggett in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in monthly installments. The charges for services under this agreement amounted to $1,764 in 2008, 2007 and 2006.

In addition, Liggett has entered into an annually renewable Corporate Services Agreement with VGR wherein VGR agreed to provide corporate services to Liggett at an annual fee paid in monthly installments. Corporate services provided by VGR under this agreement include the provision of administrative services related to Liggett’s participation in its parent company’s multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement amounted to $5,675 in 2008, $5,405 in 2007 and $5,148 in 2006.

Liggett leased equipment from a subsidiary of Vector during 2006 for $50 per month. The total charge for this lease was $500 for the year ended December 31, 2006 which was recorded in cost of goods sold.

Liggett is party to a tax sharing agreement with Vector and certain other entities pursuant to which Liggett will pay taxes on an estimated basis to Vector as if it were filing a separate company tax return, except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement and is required to fund underpayments.

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(in thousands of dollars)
Liggett and Vector Tobacco Inc. (“Vector Tobacco”), a company affiliated by common ownership, are parties to a services agreement whereby Liggett provides advisory, administrative, and other services as requested by Vector Tobacco. Under the terms of the agreement, Liggett is reimbursed by Vector Tobacco for costs incurred. In total, during 2008, 2007, and 2006, Liggett received approximately $0, $0, and $156, respectively, for items such as machinery and equipment, rent and utilities, certain raw materials, marketing costs and advisory and administrative services from Vector Tobacco.

On January 1, 2004 Liggett entered into a manufacturing agreement with Vector Tobacco whereby Liggett agreed to provide handling, storage, manufacturing, preparation, record-keeping, remittance of federal excise tax payments, processing of returns and other services relating to the manufacture of Vector Tobacco brands. The Agreement expired December 31, 2005, but is automatically renewed for a successive one-year term unless otherwise terminated by either party. Pricing is set forth in the Agreement based on previously determined standard costs and invoices are sent to Vector Tobacco monthly. In 2008, 2007 and 2006, Liggett manufactured approximately 1.1, 1.2 and 1.3 billion units of Vector Tobacco brands respectively, and realized $34,577, $32,845 and $38,529, respectively, in net receipts from these sales and $1,158, $1,028 and $1,190, respectively, in profit from the Agreement.

As of December 31, 2008 and 2007, Liggett has a receivable from Vector Tobacco totaling $4,361 and $3,250, respectively. This overall net receivable position is relating to the manufacturing agreement between Liggett and Vector Tobacco in 2008 and 2007.

The remaining related party net receivable balances of $9,207 and $5,390 at December 31, 2008 and 2007, respectively, relate primarily to transactions with Liggett’s affiliate, Liggett Vector Brands.

Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to Liggett. During 2008, 2007 and 2006, Liggett expensed $55,602, $53,346 and $51,344, respectively, for services provided by Liggett Vector Brands of which $(35), $(78) and $(116), respectively, related to restructuring costs. The remaining expenses have been classified as selling, general and administrative ($31,612, $30,771 and $28,516 for the years ended December 31, 2008, 2007 and 2006, respectively) and cost of goods sold ($24,025, $22,653 and $22,944 for the years ended December 31, 2008, 2007 and 2006, respectively).

Liggett Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

13.	Restructuring

		Asset
		Impairment,
	Severance	Contract
	and	Termination,
(in thousands of dollars)	Benefits	and Exit Costs	Totals
Balance at December 31, 2005	646	1,262	1,908
Change in Estimate	(93)	(23)	(116)
Utilized in 2006	(553)	(475)	(1,028)

Balance at December 31, 2006	—	764	764
Change in Estimate	—	(78)	(78)
Utilized in 2007	—	(148)	(148)

Balance at December 31, 2007	$—	$538	$538
Change in Estimate	—	(35)	(35)
Utilized in 2008	—	(88)	(88)

Balance at December 31, 2008	$—	$415	$415

Liggett Vector Brands Restructurings

During April 2004, Liggett Vector Brands adopted a restructuring plan in its continuing effort to adjust the cost structure of the business and improve operating efficiency. As part of the plan, Liggett Vector Brands eliminated 83 positions and consolidated operations, subletting its New York office space and relocating several employees.

On October 6, 2004, Vector announced an additional plan to further restructure the operations of Liggett Vector Brands, its sales, marketing and distribution agent for its Liggett and Vector Tobacco subsidiaries. Liggett Vector Brands has realigned its sales force and adjusted its business model to more efficiently serve its chain and independent accounts nationwide. Liggett Vector Brands is seeking to expand the portfolio of private and control label partner brands by utilizing a pricing strategy that offers long-term list price stability for customers. In connection with the restructuring, the Company eliminated approximately 330 full-time positions and 135 part-time positions as of December 15, 2004.

Schedule II — Valuation and Qualifying Accounts

		Additions
		Charged
	Balance	To		Balance
	at	Costs		at
	Beginning	and		End of
	of Period	Expenses	Deductions	Period
Description
Year ended December 31, 2008
Allowance for:
Doubtful accounts	$46	$—	$—	$46
Cash discounts	61	12,980	12,847	194
Sales returns	2,600	2,087	1,687	3,000

Total	$2,707	$15,067	$14,534	$3,240

Year ended December 31, 2007
Allowance for:
Doubtful accounts	$50	$13	$17	$46
Cash discounts	529	16,015	16,483	61
Sales returns	2,557	1,380	1,337	2,600

Total	$3,136	$17,408	$17,837	$2,707

Year ended December 31, 2006
Allowance for:
Doubtful accounts	$100	$65	$115	$50
Cash discounts	329	18,995	18,795	529
Sales returns	3,596	398	1,437	2,557

Total	$4,025	$19,458	$20,347	$3,136